VIA EDGAR AND FACSIMILE (202)-772-9368

August 10, 2006

Ms. Jill Davis
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Glencairn Gold Corporation Form 40-F/A for the Fiscal Year Ended December 31, 2005 Filed April 3, 2006 File No. 1-32412

Dear Ms. Davis,

Please accept this request for an extension to respond to your comment letter of August 1, 2006.

We are currently consulting with our auditors in order to ensure the appropriateness of our responses to these comments. However, due to management’s time commitment with the quarter end process and the company’s recent acquisitions, we are unable to finalize our responses within the timeframe provided. Therefore, we would propose to provide our written response to you on or before September 1, 2006.

Should you have further questions, please address your letter to the undersigned.

Yours truly,

/s/ Derek Price
_____________________________
Mr Derek Price
Chief Financial Officer

cc:	Dean Braunsteiner PricewaterhouseCoopers LLP Gil Cornblum Dorsey & Whitney LLP Lorna D. MacGillivray Corporate Secretary and General Counsel Glencairn Gold Corporation

Telephone (416) 860-0919	Facsimile (416) 367-0182 www.glencairngold.com	6 Adelaide Street East, Suite 500, Toronto, Ontario Canada M5C 1H6